SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer


Bonito (MS)
GOL
Smiles
Results 3Q21

Disclaimer

This presentation contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely estimates and projections and, as such, are based exclusively on the expectations of GOL's management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL's filed disclosure documents and are, therefore, subject to change without prior notice.

The verbs "anticipate", "believe", "estimate", "expect", "forecast", "plan", "predict", "project", "target" and other similar verbs are intended to identify these forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from those projected in this presentation and do not guarantee any future GOL performance. The factors that might affect performance include, but are not limited to: (i) macroeconomic developments in Brazil and volatility in exchange rates, interest rates and other economic indicators; (ii) developments relating to the spread of COVID-19, such as the duration and extent of quarantine measures and travel restrictions and the impact on overall demand for air travel; (iii) the competitive environment in the Brazilian airline market and government measures that may affect it; (iv) fuel price volatility; and (v) the risks disclosed in GOL's filings with the U.S. Securities and Exchange Commission and the CVM – Comissão de Valores Mobiliários (the Brazilian Securities and Exchange Committee).

All forward-looking statements in this presentation are based on information and data available as of the date they were made, and GOL undertakes no obligation to update them in light of new information or future development.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures, which are not recognized under IFRS or U.S. GAAP, including "net debt," "total liquidity" and "EBITDA." GOL's management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these nonGAAP measures do not have standardized meanings and may not be directly comparable to similarly-titled measures adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings or cash flow in making an investment decision.

Brazil: Economy returning to pre-Covid Levels

- Public debt down. Nominal deficit of R$277.8 billion (-4.4% of GDP) 9M21, versus R$888.5 billion (-16.3% of GDP) 9M20
- Fiscal recovery. Nominal deficit of 6% of GDP 2021E (~2019, and versus 14% in 2020)
- Growth. GDP +4.9% in 2021E (versus +1.4% in 2019 and -4.1% in 2020)

Brazil Economic Indicator Projections

Indicators	2021E	2022E	2023E	2024E
Real GDP Growth (%)	4.9	1.2	2.0	2.2
Exchange rate (R$/US$)	5.50	5.50	5.25	5.20
IPCA (%)	9.17	4.55	3.27	3.07
Selic (%)	9.25	10.25	7.25	6.75
Direct investment (US$ bn)	50	60	70	73
Nominal Result (% of GDP)	-5.90	-6.50	-5.90	-5.25

FMI: Brent Crude Oil Prices
(US$ per barrel)



80
70
60
50
40
2015
2017
2019
2021
2023
2026

Year	2018	2019	2020	2021	2022	2023	2024	2025	2026
$/bbl	71,07	64,03	42,30	66,91	65,93	63,04	60,95	59,43	58,42

Source: Focus and Knoema (October 2021)

Brazil: Continued Recovery in Demand



Flights/day
Sales/day (R$ MM)
800
700
600
500
400
300
200
100
0
90
80
70
60
50
40
30
20
10
0
Fatalities of Covid-19
(7-day moving average)
519 (E)
Flights
36 (E)
Sales
Dec-20
Jan-21
Feb-21
Mar-21
Apr-21
May-21
Jun-21
Jul-21
Aug-21
Sep-21
Oct-21
Nov-21
Dec-21



New Covid-19 cases per million people
(7-day moving average)
600
500
400
300
200
100
0
Jul 1, 2021
Aug 3, 2021
Aug 23, 2021
Sep 12, 2021
Oct 2, 2021
Oct 30, 2021
United Kingdom
Russia
Germany
United States
Chile
France
Italy
Canada
Brazil
Spain
Argentina
Mexico



Portion of the population vaccinated against Covid-19
% of people fully vaccinated
% of people with 1 dose only
Chile
Spain
Canada
Italy
France
Argentina
Brazil
United Kingdom
Germany
United States
Mexico
Russia
0%
20%
40%
60%
80%

As of October 30, 2021

GOL: 3Q21 Highlights

Indicators	3Q21	Var. x 3Q20
Gross Sales (R$ MM)	2,540	+48.4%
ASK (BN)	7.3	+82.4%
RPK (BN)	5.9	+87.5%
Load Factor	81.5%	+2.2 p.p.
On-time Departures	95.8%	-0.9 p.p.
Yield (R$ cents)	29.80	+7.3%
Pax Revenue (R$ MM)	1,767.43	+101.1%
RASK (R$ centavos)	26.31	+7.7%
CASK[2] (R$ centavos)	21.66	+6.3%
EBITDA[2]	464.7	+63.6%
EBITDA Margin[2]	*24.3%*	*-4.8 p.p.*
EBIT[2]	338.1	+109.5%
EBIT Margin[2]	*17.7%*	*+1.1 p.p.*

1. *Excluding Perpetual and Exchangeable Notes.*
2. *Includes expenses strictly related to current operating levels.*

- **Total Liquidity: R$2.1 billion**; **R$6.1 billion** including deposits and unencumbered assets
- **Net Cash Earn: R$2 million/day**
- **Net Debt[1]/LTM EBITDA[2]: 9.7x**
- **PRASK: R$24.28 cents** (10.3% vs. 3Q20)

Network Plan





3Q21

- Return to all major markets
- GOL reached 84% of the pre-pandemic air network
- Increased domestic frequencies

Indicators

Flights/Day 394
Markets 134
ASK YoY +82%
ASK MoM +81%
ASK 3Q19 -46%

4Q21 E

- Reopening all domestic and regional markets
- Gradually reopening international markets (Montevideo, Cancun, Punta Cana and Buenos Aires)

Indicators E

Flights/Day 519
Markets 174
ASK YoY +24%
ASK MoM+31%
ASK 4Q19 -28%

GOL Smiles

GOL | Tickets Sold in 53 Countries


AIR CANADA
American Airlines
AEROMEXICO
CopaAirlines
Aerolíneas Argentinas
AIRFRANCE
TAP PORTUGAL
Alitalia
الإتحاد
ETIHAD AIRWAYS
ABU DHABI
Emirates
QATAR AIRWAYS
KOREAN AIR

12 Codeshares **77** Interlines

GOL: Fleet Plan



Configurações	2021	2022	2023	2024	2025
Capacity: 138 pax Scope: 5.570 km Model: 737-700	18	18	16	14	12
Capacity: 177/186pax Scope: 5,440 km Model: 737-800	84	74	67	68	63
Capacity: 186 pax Scope: 6,510 km Model: 737-MAX	28	44	56	65	75
TOTAL	130	136	139	147	150

Previous Plan


18
111
28
105
41
95
54
85
67
77
2021
2022
2023
2024
2025

Revised Plan


28
102
44
92
56
83
65
82
75
75
2021
2022
2023
2024
2025
MAX
NG

Nota: Total fleet at end of period.

Smiles: Performance and Synergies

- Acquisition of Smiles minority interest in June 2021; issuance of R$607 MM of additional GOL equity
- Significant additional collateral, further enhancing the Company's financial flexibility
- Total tax, revenue and other synergies of approximately R$450 MM per year
- Elimination of minority dividend leakage in the amount of R$200 MM per year

Number of Customers
(Thousand)


18,629
18,888
19,161
19,422
19,683
19,945
2T20
3T20
4T20
1T21
2T21
3T21

Revenue
(R$ MM)


322
450
559
442
486
624
2T20
3T20
4T20
1T21
2T21
3T21

Miles Redeemed
(Million)


3,049
16,703
19,952
13,976
19,510
29,001
2T20
3T20
4T20
1T21
2T21
3T21

Steady Liquidity and Matching of Assets and Liabilities

(R$ in billions)


Cash and Equivalents
Restricted Cash
Receivables
2.2
0.8
0.6
0.9
2.6
0.7
0.5
1.3
1.9
0.6
0.3
0.9
1.8
0.7
0.3
0.8
2.1
0.6
0.3
1.1

3Q20
- Releasing of R$300 mm in margin deposits, previously recorded in restricted cash
- Operating cash earn of R$1 mm per day[2]

4Q20
- Issuance of Secured Senior Notes 2026 (US$200 mm)
- Delta loan early amortization (US$170 mm)
- Operating cash earn of R$6 mm per day

1Q21
- Bond interest payments (R$220 mm)
- Use of restricted cash to amortize WC debt (R$230 mm)
- Reduction in receivables due to demand downturn (R$170 mm)
- Operating cash burn of R$3 mm per day

2Q21
- Receivables rebuild due to forward booking recovery to maintain liquidity at R$2.1-2.2bn;
- Re-tap of Senior Secured Notes (US$300 mm)
- Operating cash earn: neutral

3Q21
- Receivables R$ 638 mm
- Re-Tap of existing 8% Senior Secured Notes due 2026 (US$150 mm)[1]
- Operating cash earn of R$2 mm per day

Source: FactSet, Company information
1.Assumes an exchange rate of 5.25575 Brazilian Real / US Dollar as of 9/16/21
2.Excluding debt service

GOL | Way of Being and Doing



OUR PURPOSE

BE FIRST FOR EVERYONE



OUR VISION

BE THE BEST AIRLINE TO TRAVEL, WORK AND INVEST



OUR STRATEGY

THE BEST SERVICE AT THE LOWEST COST

OUR VALUES

SAFETY
It is our value #1: it guides all our actions

LOW COST
We have the lowest cost in the industry

TEAM OF EAGLES
We are a Company full of opportunities, with the best Brazilian aviation Team

INTELLIGENCE
We maximize our results with intelligent solutions and technologies

SERVE
The GOL way of Serving makes us the best option for the Customer


Cancun, Mexico

Financial Highlights 3Q21

Costs & Profitability


RASK
(R$ cents)
+7.7%
24.42
26.31
24.28
3Q20
3Q21
3Q21
Net PRASK
CASK¹
(R$ cents)
+44.6%
6.44
9.32
3Q20
3Q21
CASK Fuel
+6.3%
20.37
21.66
CASK Ex-Fuel¹
-11.4%
3Q20
3Q21
EBITDA¹
(R$ million)
+63.3%
2,080.3
464.7
284.1
Margem
EBITDA¹
29.1%
24.3%
3Q20
3Q21
3Q21
TOTAL Net

- **EBIT Margin:** 17.7%
- **Ancillary revenue** (cargo and other): 7.71% of **Total Revenue**
- **Fuel price** (change QoQ): R$70.62 (+7.0%).
- **CASK¹:** R$21.66 cents
- **GOL System capacity (ASK)**, change over 3Q20: 82.4%

1. Considers expenses strictly related to current operating levels.

Load Factor, Yields and PRASK

Load Factor and Domestic Yield


82.2
82.6
83.4
82.3
81.1
78.3
79.3
81.1
79.9
85.1
81.5
28.6
31.8
31.5
33.2
29.6
31.5
27.8
27.5
25.3
25.9
29.8
1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21

PRASK


23.27
26.03
26.12
27.04
23.60
24.58
22.02
22.34
20.24
22.01
24.28
23.30
1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 9M21

Note: Yield and PRASK adjusted to stage-length.

Net Result Composition (R$ MM)



Net Margin
-176.0%
Net Result
3Q20
(1,719.8)
Net
Revenue
940,1
Depreciation e
Amortization
(356.2)
Fuel
(79.6)
Personnel
(138.3)
Maintenance
materials &
repairs
(183.6)
(46.5)
Sales and
Marketing
Services
6.2
(51.0)
Landing Fees
Passenger
Costs
(82.5)
221.9
Net
Financial
Results
(222.5)
Others
(65.6)
Idle
Costs
Exchange Rate
and monetary
variations (net)
(1,011.6)
37.1
Unrealized
ESN results
Income Tax
201.3
23.8
Minority
interest
Net Margin:
-117.8%
Net Result
3Q21
(2,526.8)
Non-Recurring
Expenses
(119.3)
Net Margin:
-138.2%
Recurring
Net Result
3Q21
(2,646.1)

Cash Flow Breakdown (R$ MM)


Operating Cash Flow
+R$369 MM
Net Cash Flow
+R$4.4 MM
Financing Cash Flow
+R$261.4 MM
1,814
717
1,097
Receivables
Cash
3,003
(2,349)
(294)
760
(499)
(206)
(71)
(79)
2,080
Receivables
652
Cash
1.175
Liquidity 2Q21
Operating Cashflows
Ouperating Outputs
Capex
SSN 2026
Net Amortizations
Fees
Others
Accounts Receivable Variations
Liquidity 3Q21

Flexibility to Increase Liquidity


ASK
RPK (million)
990
773
3,992
3,164
7,698
6,242
7,001
5,592
4,033
3,432
2,673
2,260
2,278
1,830
2,330
1,842
2Q20
3Q20
4Q20
1Q21
2Q21
jul/21
aug/21
sep/21


6.2
1.2
2.0
3.0
6.6
1.2
2.4
3.0
4.6
0.8
2.3
1.5
4.6
0.7
2.1
1,8
4.0
0.5
2.2
1.3
3,7
0.7
1.9
1.1
4.0
0.6
1.9
1.4
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
Total Cash
Deposits
Receivables
Total

- ~US$1 billion of additional unencumbered assets (Smiles) +US$550 million of liquidity;
- Secured Debt Program: US$650 million issued;
- Refinanced R$1.2 billion of bank debt;
- Capital increase of R$423 million in 2Q21;
- Full integration of the Smiles loyalty program

Liquidity Management

As of September 30, 2021 (proforma)[1]



Financial debt amortization schedule excluding refinancing lines
(R$ million)²
444
34
148
10
10
20
11
425
36
1,300
180
4Q21
1Q22
2Q22
2H22
2023
2024
2025+
Debt in USD
Exchangeable Senior Notes USD
Debt in BRL

1- Information is proforma for new debentures issuances in October/2021.
2- Currency of issuance or contract.

GOL | Balance Sheet Improvements



Forward Bookings (MM Pax)
+180%
761
2,081
2,462
1,357
1,836
2,075
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21



Receivables (R$ bn)
+22%
0.5
0.8
0.7
0.5
0.7
0.6
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21



Short-term Indebtedness (R$ bn)
-54%
3.9
3.1
2.4
2.3
1.8
0.5
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21

GOL's Leadership in ESG Initiatives

Environmental	3Q21	2020	2019	2018
Fuel				
Total Fuel Consumed (GJ x 1,000)	6,982	25,232	51,492	48,935
% Fuel Renewable	0	0	0	0
Total Fuel Consumed (liters x 1,000 /ASK)	27.0	28.8	28.9	29.2
Gross global Scope 1 emissions				
Greenhouse gas (GHG) emissions (tons CO2)	508,171	1938,497	3.743.873	3.394,307
Greenhouse gas (GHG) emissions/flight hour (tons CO2)	8.4	9.2	8.7	8.3
Greenhouse gas (GHG) eliminated (tons CO2)	9,885	45.373	92.221	70,606
Greenhouse gas (GHG) compensated (tons CO2)	35.5	0	0	0
Fleet				
Average Age of Fleet	11,1	11,0	9,9	9,5
Social	**3Q21**	**2020**	**2019**	**2018**
Labor Relations				
Employee Gender (% Male/Female)	55/45	56/44	55/45	55/45
Age: Under 30 years (%)	21	26	26	29
Between 30 and 50 years (%)	66	63	62	60
Over 50 years (%)	13	11	12	11
Active Workforce Under Collective-Bargaining Agreements (%)	100	100	100	100
Number and Duration Of Strikes And Lockout (# days)	0	0	0	0
Customer & Company behavior				
On-time Departures (%)	95.69	93.22	88.98	91.82
Flight Completion (%)	99.18	97.92	98.10	98.49
Lost Baggage (per 1,000 pax)	1.93	2.10	2.09	2.03
Safety				
Number of Fatalities	-	0	0	0
Number of Governmental Enforcement Actions and Aviation Safety	-	0	0	0
Governance	**3Q21**	**2020**	**2019**	**2018**
Management				
Independent Directors (%)	55	55	50	44
Participation of Woman in Leadership Positions (%)	35	35	33	38
Committees and Policies				
Number of Committees: All With Independent Members Included	5	5	5	5
Compliance Policy (on IR Website)	✓	✓	✓	✓
Disclosure of Information and Securities Trading Policy (IR website)	✓	✓	✓	✓
Shareholder Meetings				
Representation of Voting Capital at the Shareholders Meetings (%)	100	100	100	100

- **In** the new **ESG index** of the **B3 and S&P**
- **MSCI – ESG *Rating Scorecard*:** lower carbon emissions indexes
- **IEnvA (IATA) Certification** – Stage 1 (Stage 2 by the end of 2021)
- **Environmental management** system
- FAA 145 ***Repair Station*** **Certification**
- Generated **effluents** are **treated**
- **Commitment** to **water reuse**
- **Pioneer** in **biofuel** technology
- **Greenhouse gas** inventory (10 years of gold standard in the *GHC Protocol* program)
- **Governance**: beyond ADR III and level 2 (B3)
- **Carbon offsetting** program with Moss

GOL's Current ESG Projects

First airline in Brazil | IEnvA Stage 1
(seeking Stage 2 by the end of 2021)

In line with **CORSIA** (review in 2022)

Waste collection in expansion, reducing waste sent to landfills

SAF
SAF MoUs for future acquisition

IWT
Implementation of zero tolerance

Reforestation & SAF production project
Zona da Mata Biokerosene

15% reduction in CO2 emissions
(vs. current fleet)

Fleet update with the Boeing 737 MAX aircraft

Voluntary carbon offset
Program for Customers with MOSS – 1st Brazilian flight with 0 carbon emission

2025 – Using **1% of SAF** in our total consumption

2050 – Net emissions **zero carbon**

Our Ratings

- **GHG Protocol** Gold Standard (Maximum grade)
- BBB – **MCSI Report** Rated BBB; Carbon Emissions score 8.0; Industry Average 4.1
- C – **CDP Report** Score C; Industry Average B-

Our Affiliations

- RSB
- Ubrabio
- Science Based Targets
- Carbon Pricing Leadership Coalition

GOL Smiles

Outlook for 4Q21

Metrics	4Q21
Brazil GDP Variation[1] vs 2020 (%)	+2.6%
Domestic Routes Served (average)	~174
Average Operating Fleet (EoP)	~102
ASK Total (bi)	~9.6
Load Factor (%)	~82%
Operating CASK Ex-fuel[2] vs 2020	Down ~12%
Gross Global Scope 1 emissions (000 m t CO_2)	~666.3
Total Fuel Consumed (1,000 liters per RPK)	~33.3
Greenhouse Gas Emissions/Flight Hour (t CO_2)	~8.2
Net Operating Revenues (R$ BN)	~2.6
Other Revenue (cargo, loyalty, other)	~8% of revenues
EBITDA[2] (R$ bi)	~0.8
CAPEX (R$ bi)	~0.4
Total Liquidity[3] (R$ BN)	~3.8
Net Debt[4] (R$ BN)	~15.8
Net Debt / EBITDA 4Q21[4,5,6] (x)	~5.2x

(1) Versus the same period last year; Source: Brazilian Central Bank. (2) Excluding non-operating expenses and depreciation related to fleet idleness and personnel-related costs of approximately R$978 million in 4Q21. (3) Cash and cash equivalents, restricted cash, accounts receivables and deposits (does not include unencumbered assets). (4) Excluding perpetual bonds and exchangeable notes. (5) Pro-forma, excluding non-operating expenses and depreciation, (6) EBITDA 4Q21E annualized.

GOL | Expansion of Cost Leadership

Costs Ex-fuel	2019/ASK in R$¢	Value Drivers	Expected 2022
Labor	4.92	Maintenance of productivity captured by the management team; committed and proven leadership; and for capturing the value of investments in technology, self-service, new responsive website, and PSS system, among others.	Reduction of ~3%
Maintenance and Repair Material[1]	0.58	Younger fleet; operation of the 737 MAX fleet with a reduction in direct maintenance costs, ending 2022 with 44 MAX (32.5% of the total).	Reduction of ~15%
Services Provision	1.39	Value capture in optimizations generated by the SABER system (PSS)	Reduction of ~2%
Expenses with Passengers	1.13	Optimization of the product and the Customer experience; and capture of value with synergies Smiles-GLA	Reduction of ~3%
Marketing and Advertising	1.31	Capturing value with investments in the new GOL website, APP, synergies with the integration of Smiles	Reduction of ~7%
Other Expenses	0.61	Elimination of non-essential expenses	Reduction of ~5%

[1] Disregarding fleet transformation costs.

The fleet renewal with the 737 MAX, which will represent 33% of the fleet in 2022, in addition to the lower consumption per flight hour, 15% vs 737-NGs, the longer range, +1K km vs 737 NGs, will bring all the benefits of greater utilization and cost savings of a younger fleet, and should represent an **~8% reduction in unit costs**.


Punta Cana, Dominican Republic
Q&A 3Q21

Focus for 2021 & Beyond

LEAD THE DOMESTIC MARKET RECOVERY
- Supply-demand equilibrium
- New ways to attract the Customer

GOL CULTURE
- Be first for everyone
- Simple, human and intelligent



ECONOMIC EQUILIBRIUM
- Efficient operations
- Lowest cost always wins

SALES GENERATION
- Capture value in all sales channels
- New revenues: GOLLOG and Aerotech

SIMPLE & SAFE SERVICE
- Reference in personal safety
- Best flight experience

2021 Achievements | Capital Structure

- **Moody's** raised rating by 4 notches to B2
- **Fitch** raised rating twice: to B
- **S&P** raised rating by 1 notch to B-

- **Net debt** (excluding perpetual bonds) to **LTM EBITDA** ratio was **9.7x** (3Q21) vs. **10.1x** (2Q21)
- **Total liquidity** reached **R$4.0 billion**, up by 66% over December 31, 2016

RATING + **NEW CAPITAL** + **DEBT RESTRUC-TURING** + **LIQUIDITY** = **FINANCIAL FLEXIBILITY**

- **US$650 million** in **Senior Notes** maturing in 2026 and an **8.0% coupon**
- **R$423 million** in a **capital increase**
- **SMILES Merger** with **R$607 million equity issuance**

- **Cost of debt** fell from **8.3% to 7.9%**
- **Eliminated short-term** maturities
- **Increased** average debt maturity from **3.9 to 6.3 years**
- **Refinancing R$1.2 billion** of the short-term debt maturing to 2024

GOL | Best Balance Sheet

Liquidity[1] (R$ Bn)



Total Liquidity + Deposits
Liquidity/LTM Net Revenue
CQGR = 11%
3.9 3.0 4.5 4.7 4.0 4.3 6.0 4.9 4.5 4.6 4.0 3.7 3.8
35% 34% 38% 37% 39% 39% 42% 45% 55% 73% 85% 67% 80%
3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21

Cash Position[2] (R$ BN)



CQGR = -4%
1.0 2.1 2.7 2.4 2.0 3.0 3.0 2.8 1.5 1.8 1.3 1.1 1.2
3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21

LTM EBITDA (R$ MM) & EBITDA Margin[3]



12% 27% 28% 23% 29% 32% 49% 38% 42% 39% 27% 22% 25.00%
CQGR = -1%
1,749 2,068 2,325 2,858 3,559 4,373 4,478 4,146 3,508 2,469 1,295 1,419 1,599
3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21

Net Debt/LTM EBITDA[3] (x)



4.6x 3.8x 3.3x 3.1x 2.9x 2.4x 2.4x 4.5x3 4.0x 5.3x 11.4x 10.1x 9.7x
3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21

1 - Cash, equivalents, short term investments, restricted cash and receivables; 2- Cash, equivalents, short term investments and restricted cash; 3 - Adjusted EBITDA


Montevideo, Uruguai
BLACK
FRIDAY
GOL 20 anos
Investor Relations
ri@voegol.com.br
+55 11 2128 4700
www.voegol.com.br/ri